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                                                                    EXHIBIT 23.6


                      CONSENT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of Voyager.net, Inc.:


We hereby consent to the use in the Registration Statements of the Corecomm Merger Sub, Inc. and ATX Telecommunications Services, Inc. relating to the issuance of common stock, par value $0.01 per share, of those registrants in connection with the acquisitions of ATX Telecommunications Services, Inc. and Voyager.net, Inc. by CoreComm Limited of our report dated February 10, 2000, except for Note 18, for which the date os March 12, 2000, relating to the financial statements which appears in such Registration Statments We also consent to the reference to us under the heading "Experts" in such Registration Statements.


PricewaterhouseCoopers LLP

Grand Rapids, Michigan
August 14, 2000